Exhibit 99.1

LUXFER HOLDINGS PLC Anchorage Gateway, 5 Anchorage Quay, Salford M50 3XE

7 August 2015

Dear Shareholder,

Resignation of auditor and appointment of new auditors

We are pleased to tell you that the Company has appointed new auditors, PricewaterhouseCoopers LLP (PwC). Their appointment takes effect from the date of the resignation of the current auditors Ernst & Young LLP (EY) who resigned today 7 August 2015. PwC will hold office until the next annual general meeting of the Company at which the accounts are presented when it will be proposed to the shareholders they are re-elected as auditors of the Company.

Under section 519 of the Companies Act 2006 EY are required to set out a reason for their resignation in a separate statement and under section 520 of that act, we the Company are required to circulate that statement to our shareholders. The EY statement is attached together with the Company’s statement in response.

Yours sincerely

/s/ Brian G Purves

BRIAN G PURVES

CHIEF EXECUTIVE OFFICER